Summary Revenue Projections*

	FY 1	FY 2	FY 3	FY 4	FY 5
Revenues	$1,426,130	$7,810,430	$13,035,910	$19,020,500	$24,530,950
Direct Expenses	$154,520	$254,190	$334,760	$408,940	$479,510
Marketing Expenses	$813,304	$1,404,004	$2,229,004	$2,229,004	$2,229,004
Gross Profit	**$458,306**	**$6,152,236**	**$10,472,146**	**$16,382,556**	**$21,822,436**
Gross Profit (%)	32.1%	78.8%	80.3%	86.1%	89.0%
Other Expenses	$405,368	$748,478	$849,998	$1,051,148	$1,274,648
EBITDA	**$52,938**	**$5,403,758**	**$9,622,148**	**$15,331,408**	**$20,547,788**
Depreciation	$0	$0	$0	$0	$0
Amortization	$0	$0	$0	$0	$0
Preliminary Exp Written off	$0	$0	$0	$0	$0
Interest Expense	$900	$3,800	$2,800	$2,200	$1,600
Income Tax Expense	$14,570	$1,511,990	$2,693,420	$4,292,200	$5,752,900
Net Income	**$37,468**	**$3,887,968**	**$6,925,928**	**$11,037,008**	**$14,793,288**

*these projections are based on the following assumptions:

a) an average new vendor (free account) sign-up rate of 40 per month per sales person; b) updated covid considerations regarding catering and scheduling revenues; c) an average of 50 mobile orders monthly per vendor, at an 80% vendor adoption rate.

**These are conservative estimates until we better understand the future opportunities in the new business climate.

5 year LTV projections

Revenue Stream	Revenue each	Annual Occurre	Lifetime (years)	LTV	Source	CAC	CAC % of LTV
Premier Membership	$20.00	12	3	$720.00	Vendor	$130.00	18%
Elite Membership	$99.00	12	2	$2,376.00	Vendor	$115.00	5%
Scheduling Fees	$75.00	48	2	$7,200.00	Vendor	$30.00	0%
Catering Fees	$225.00	6	2	$2,700.00	Customer	$50.00	2%
In-app Ordering	$0.99	24	2	$47.52	Customer	$5.00	11%

CAC breakdown

Revenue Stream	Cost	Description	Cost	Description
Premier Membership	$50.00	commission	$80.00	promo materials
Elite Membership	$100.00	commission	$15.00	updated promo materials
Scheduling Fees	$30.00	commission: sourcing		
Catering Fees	$50.00	PPC ads		
In-app Ordering	$5.00	food credit/referral		



First Year Expenses

- Rent/Utility 0.9%
- Salaries (+Benefits) 28.6% — $392,168 (28.6%)
- Total Direct Costs 11.3%
- Total Marketing 59.2% — $813,304 (59.2%)